Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1                                     Name and Address of Company

Maverix Metals Inc. (“Maverix” or the “Company”)

510 Burrard Street

Suite 575

Vancouver, British Columbia

V6C 3A8

Item 2                                     Date of Material Change

June 30, 2019 and July 3, 2019

Item 3                                     News Release

A news release announcing the material change was issued on July 3, 2019 through PR Newswire and a copy was subsequently filed on SEDAR.

Item 4                                     Summary of Material Change

On July 3, 2019, the Company announced that Mr. David Scott and Mr. Brian Penny have been appointed to the Company’s Board of Directors. The Company also announced that effective June 30, 2019, that Mr. Christopher Emerson has stepped down from the Board of Directors of Maverix.

Item 5.1                           Full Description of Material Change

On July 3, 2019, the Company announced that Mr. David Scott and Mr. Brian Penny have been appointed to the Company’s Board of Directors. Both Mr. Scott and Mr. Penny have joined the Board as independent directors.

Mr. Scott recently retired from his position as Vice Chairman and Managing Director of Mining Global Investment Banking at CIBC Capital Markets. During his 20-year career at CIBC, he played an active role in the majority of significant mining mergers and acquisitions and equity financing transactions completed in Canada and has extensive contacts in the mining and banking industries globally. Prior to joining CIBC, Mr. Scott held senior leadership positions specializing in mining at RBC Dominion Securities Inc., Richardson Greenshields of Canada Ltd. and Levesque Beaubien Geoffrion Inc.

Mr. Penny is currently the Chief Financial Officer of Wallbridge Mining Company Limited. He has over 30 years of experience in financial management, strategic planning and financial reporting. Formerly, Mr. Penny held positions as the Executive Vice President and CFO of New Gold Inc, a multinational mining company, and as the Vice President of Finance and CFO of Kinross Gold Corporation. He’s also previously served as a member of the Board of Directors of Equinox Minerals Limited, Alamos Gold Inc. and Baffinland Iron Mines Limited.

The Company also announced that effective June 30, 2019, that Mr. Christopher Emerson has stepped down from the Board of Directors of Maverix.

Item 5.2                           Disclosure for Restructuring Transactions

Not applicable.

Item 6                                     Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                                     Omitted Information

Not applicable.

Item 8                                     Executive Officer

C. Warren Beil, Corporate Secretary
Telephone: 604-449-9295

Item 9                                     Date of Report

July 8, 2019